UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Instructions for non-resident investors regarding the payment of dividends related to 2Q26
—

Rio de Janeiro, September 30, 2026 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact published on August 6, 2026, through which informed the approval by its Board of Directors the payment of shareholder remuneration in the total amount of R$ 17.4 billion, equivalent to R$ 1.34814262 per outstanding common and preferred share, informs that:

As the amounts to be paid, as per the aforementioned Material Fact, are subject to the applicable taxes under the prevailing tax legislation, for the purposes of applying any exemption or differentiated tax treatment for non-resident investors with respect to payments in the form of dividends, the respective legal representative or custodian must, by December 7, 2026, submit the request in the system made available by B3 S.A. – Brasil, Bolsa, Balcão for this purpose. It should be noted, however, that filing the request is a necessary but not sufficient condition for the analysis and potential recognition of the tax benefit.

Within the same deadline, supporting documentation evidencing the tax status of a non-resident investor must also be sent to Banco Bradesco S.A., the financial institution acting as the book-entry agent for Petrobras’ issued shares, by the email: bcsf.escrituracao@bradesco.com.br. The submission of the documentation by the legal representative or custodian of the non-resident investor to the book-entry agent is an indispensable requirement for the analysis and potential recognition of the exemption or differentiated tax treatment and does not, under any circumstances, imply its automatic recognition.

In case of any doubts regarding the procedure or the required supporting documentation, please contact the book-entry agent by the same email provided above.

All other information regarding the remuneration to shareholders related to 2Q26 remains unchanged and can be found in the Material Fact published on August 6, 2026.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer